

November 20, 2020

Robert E. Landry
Chief Financial Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York 10591-6707

> **Re: Regeneron Pharmaceuticals, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2019**
> **Filed on February 7, 2020**
> **Form 10-Q for the quarterly period ended September 30, 2020**
> **Filed on November 5, 2020**
> **File No. 0-19034**

Dear Mr. Landry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K, Filed February 7, 2020

Item 10. Directors, Executive Officers and Corporate Governance, page 76

1.   We note the following statement on page 26 of the proxy statement that has been incorporated by reference "[t]he board has determined that this leadership structure is appropriate for the Company at this time." In future filings, please provide detail concerning why you have determined that this leadership structure is appropriate given your specific characteristics or circumstances as required by Item 407(h) of Regulation S-K.

Item 11. Executive Compensation, page 76

2.   We note your reference to a share repurchase program in the Compensation Discussion and Analysis section of the definitive proxy statement that is incorporated by reference,

and the disclosure in your Form 10-K of repurchases that occurred in 2019. Please tell us why you do not discuss in your CD&A the impact of share repurchases on your compensation levels in 2019.

Form 10-Q for the Quarterly Period Ended September 30, 2020

Notes to Condensed Consolidated Financial Statements (Unaudited)
1. Interim Financial Statements
Basis of Presentation, page 7

3.   We note your disclosure that effective January 1, 2020 you changed the presentation of cost reimbursements from collaborators who are not deemed to be your customers from collaboration revenue to a reduction of the corresponding operating expense. We note that you also changed the presentation of amounts recognized in connection with up-front and development milestone payments from collaboration revenue to other operating income. Please provide us with your full analysis supporting this change and its impact on each element of your collaboration agreements. In particular, please explain why you changed your conclusion regarding whether your collaborators were deemed to be customers and how this impacted your application of applicable revenue recognition guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences